UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2020 and 2019	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2020 and 2019	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2020	12

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Administrative Committee and Plan Administrator of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

/s/ CohnReznick LLP

Parsippany, New Jersey

June 24, 2021

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

ASSETS	2020	2019
Investments, at fair value	$581,569,480	$485,035,519
Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	208,069,244	185,682,225
Total investments	789,638,724	670,717,744
Receivables:
Notes receivable from participants	2,401,883	2,583,485
Employer contributions	17,515,239	13,900,168
Totals	19,917,122	16,483,653
Net assets available for benefits	$809,555,846	$687,201,397

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$66,278,108	$72,297,347
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment and dividend income	45,417,232	15,121,088
Dividend and interest income	13,091,663	12,500,859
Totals	124,787,003	99,919,294
Contributions:
Employee	21,792,060	18,366,246
Employer	26,417,107	22,072,983
Totals	48,209,167	40,439,229
Interest income on notes receivable from participants	135,952	146,483
Other additions	153,087	294,701
Totals	289,039	441,184
Total additions	173,285,209	140,799,707
Deductions from net assets attributable to:
Distributions to participants	51,697,392	61,822,113
Other deductions	318,242	143,920
Total deductions	52,015,634	61,966,033
Net increase in Plan assets before transfers	121,269,575	78,833,674
Transfers from other plans, net	1,084,874	591,184
Net increase in Plan assets after transfers	122,354,449	79,424,858
Net assets available for benefits:
Beginning of year	687,201,397	607,776,539
End of year	$809,555,846	$687,201,397

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions, employer matching contributions as well as a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All United States salaried employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

On January 1, 2019, the Plan was amended to incorporate certain changes to hardship withdrawals permitted by the Bipartisan Budget Act of 2018.

On July 24, 2019, the Plan’s definition of participant compensation was amended to exclude and clarify certain types of compensation (including but not limited to non-cash incentive compensation, cash-settled equity compensation, deferred compensation, and sign-on bonuses), and is effective for Plan years beginning January 1, 2019.  In addition, the Plan modified terms pertaining to beneficiary designations effective as of July 1, 2019.

On December 12, 2019, the Plan was amended to permit participant elective contributions to continue to be made, up to applicable annual limits, after a participant’s compensation for a year exceeds the applicable limit for the year under the Internal Revenue Code of 1986.  In addition, the Plan Committee is authorized to establish rules and procedures with respect to elections of pre-tax and Roth contributions.  This amendment is effective for Plan years beginning on and after January 1, 2019.

On February 24, 2020, the Plan was amended to eliminate the three-month contribution suspension period applicable for participants who are one hundred percent vested in the Plan and withdraw all of his or her interest.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants.  Plan management has implemented the following relief provisions included in the CARES Act and continues to evaluate other provisions.  Through December 31, 2020, active participants who were adversely affected by COVID-19 were permitted to take Coronavirus-related distributions (“CRDs”).  In addition, the Loan limit was increased to $100,000 between March 27, 2020 through September 23, 2020 for loans made to qualified participants adversely affected by COVID-19.  The provisions implemented also included a temporary waiver for required minimum distribution (“RMD”) for calendar year 2020, an extended deadline for distributions of excess deferrals to July 15, 2020, and loan payment suspensions for participants with outstanding loans due between March 27, 2020 and December 31, 2020 for up to one year for those adversely affected by COVID-19 or until July 15, 2020 for those not adversely affected.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participant contributions are matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. An automatic escalation feature will increase participants’ pre-tax contributions one percentage point each year up to a maximum of 10% of eligible compensation.  Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation.  Highly compensated employees are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

All new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date retirement fund nearest the participant’s 65th birthday.  Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1%, that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3% of eligible compensation, with the first 1% of eligible compensation invested in the Company stock fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit IRA.  For the years ended December 31, 2020 and 2019, employee contributions included $4,462,760 and $2,407,769 of rollovers, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company matching and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Upon termination of employment for any reason, other than retirement or death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65), permanent disability (if hired prior to January 1, 2015), or death.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum, cash payment, installment payments or as a rollover contribution to a qualified plan or individual retirement account. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 72.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $1,061,359 and $1,424,592 for such forfeitures during the years ended December 31, 2020 and 2019, respectively. The amount in the forfeitures account was $1,178,966 and $1,527,363 as of December 31, 2020 and 2019, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are in a Church & Dwight Company Stock Fund (“Master Trust”) which is held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”).  Each participating retirement plan has a divided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded as of December 31, 2020 or 2019. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

As of December 31, 2020, the Plan held 2,385,295 shares in the Company’s common stock, with a total fair value of $208,069,244.  As of December 31, 2019, the Plan held 2,639,781 shares in the Company’s common stock, with a total fair value of $185,682,225.

For the year ended December 31, 2020, the Plan purchased and sold $24,189,222 and $44,853,839 of the Company’s common stock, respectively. For the year ended December 31, 2019, the Plan purchased and sold $24,009,524 and $42,120,970 of the Company’s common stock, respectively.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 2019 novel coronavirus (or COVID-19) was declared a pandemic by the World Health Organization on March 11, 2020.  Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other factors of the COVID-19 outbreak may continue to impact the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments cannot be predicted at this time.

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2020 and 2019:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2020
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$61,286,454	None	Immediate	None	None
MFS Mid Cap Growth Fund Class 4	$25,072,841	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2019
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$44,101,427	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 8).

2020	Level 1	Level 2	Level 3	Total
Mutual funds	$493,494,665	$-	$-	$493,494,665
Money market fund	1,715,520	-	-	1,715,520
Total assets in the fair value hierarchy	495,210,185	-	-	495,210,185
Investments measured at net asset value(a)	-	-	-	86,359,295
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$495,210,185	$-	$-	$581,569,480

2019	Level 1	Level 2	Level 3	Total
Mutual funds	$438,880,666	$-	$-	$438,880,666
Money market fund	2,053,426	-	-	2,053,426
Total assets in the fair value hierarchy	440,934,092	-	-	440,934,092
Investments measured at net asset value(a)	-	-	-	44,101,427
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$440,934,092	$-	$-	$485,035,519

(a)

In accordance with FASB ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 8 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees.

The following table summarizes investment balances for the Plan's interest in the Master Trust, as well as total investments in the Master Trust as of December 31, 2020 and 2019:

	Total Master Trust Assets		Plan's Interest in Master Trust
	2020	2019	2020	2019
Investments, at fair value:
Church & Dwight Company Stock Fund	$279,497,173	$252,662,444	$208,069,244	$185,682,225
Total investments	$279,497,173	$252,662,444	$208,069,244	$185,682,225

The following are the changes in net assets for the Master Trust for the years ended December 31, 2020 and 2019:

	2020	2019
Net appreciation in fair value of investments	$58,053,223	$17,890,925
Interest and dividends	3,219,178	3,449,236
Net investment income	61,272,401	21,340,161
Net transfers	(34,437,672)	(28,451,243)
Increase (decrease) in net assets	26,834,729	(7,111,082)
Net assets:
Beginning of year	252,662,444	259,773,526
End of year	$279,497,173	$252,662,444

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (level 1) as described in Note 7.

Note 9 - Subsequent events:

On January 29, 2021 the Plan was amended so that each former employee of Matrixx Initiatives, Inc. (“Matrixx”) who became employed by the Company in connection with the acquisition of Matrixx by the Company shall have his or her service with Matrixx prior to such acquisition taken into account hereunder for purposes of determining his or her vested interest to the same extent that such service would have been taken into account for such purpose had it been performed as an employee of the Company.

Effective July 1, 2021, a Participant may not allocate more than 20% of any contributions made by the Participant or on his or her behalf (including Pre-Tax Contributions, Post-Tax Contributions, Roth Contributions, Matching Contributions, Profit Sharing Contributions and amounts transferred to the Plan) to the Company Stock Fund. To the extent that the portion of a Participant’s Account that is invested in the Company Stock Fund exceeds 20%, any prospective allocations to the Company Stock Fund shall be allocated instead to such of the Investment Funds as the Retirement & Administrative Committee shall designate.

The Plan has evaluated subsequent events through June 24, 2021, which is the date the financial statements were available to be issued.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2020

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$13,778,378	$18,672,069
Invesco Growth and Income Fund R6	Mutual Fund	13,437,337	12,196,769
JP Morgan Mid Cap Value	Mutual Fund	10,245,871	10,804,587
PIMCO Total Return Institutional Fund	Mutual Fund	24,966,269	25,111,356
T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	37,687,597	77,890,241
T. Rowe Price Small Cap Value I Class Fund	Mutual Fund	10,667,718	13,952,415
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	9,522,284	15,755,981
*Vanguard Federal Money Market	Money Market	1,715,520	1,715,520
*Vanguard Institutional Index Fund	Mutual Fund	31,931,297	49,823,933
*Vanguard Target Retirement 2015	Mutual Fund	3,907,706	4,122,741
*Vanguard Target Retirement 2020	Mutual Fund	25,554,569	27,644,732
*Vanguard Target Retirement 2025	Mutual Fund	29,765,855	32,825,341
*Vanguard Target Retirement 2030	Mutual Fund	24,651,830	27,546,360
*Vanguard Target Retirement 2035	Mutual Fund	31,848,324	36,017,107
*Vanguard Target Retirement 2040	Mutual Fund	25,239,558	28,619,648
*Vanguard Target Retirement 2045	Mutual Fund	23,646,625	27,068,430
*Vanguard Target Retirement 2050	Mutual Fund	19,729,630	22,667,562
*Vanguard Target Retirement 2055	Mutual Fund	9,287,881	10,701,651
*Vanguard Target Retirement 2060	Mutual Fund	3,321,661	3,861,857
*Vanguard Target Retirement 2065	Mutual Fund	148,296	172,696
*Vanguard Target Retirement Income Investor Fund	Mutual Fund	4,974,777	5,323,186
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	14,562,992	15,281,732
*Vanguard Total International Stock Index Fund	Mutual Fund	5,109,971	5,945,949
*Vanguard Wellington Fund	Mutual Fund	19,443,225	21,488,322
MFS Mid Cap Growth Fund Class 4	Collective Trust	22,860,200	25,072,841
*Vanguard Retirement Savings Trust III	Collective Trust	61,286,454	61,286,454
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 6.5%)	Loan	-	2,401,883
Totals		$479,291,825	$583,971,363

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Date: June 24, 2021	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer